UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         DECEMBER 2002
                 ---------------------------------------------------------------

                               RICHMONT MINES INC.
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On December 6, 2002 Richmont Mines Inc. issued a News Release - Richmont Mines announces the appointment of a new president and chief executive officer. This report is filed solely for the purpose of filing a copy of the press release attached hereto.








Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F XXX Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No XXX
                                      ---     ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                                  (Registrant)

Date 02/12/06        By    JEAN-YVES LALIBERTE  (SIGNED)
    -----------         --------------------------------------------------------
                           Jean-Yves Laliberte, Vice-President, Finance

--------------------------------------------------------------------------------

RICHMONT LOGO

                                                         MINES RICHMONT INC.

                                                         110, avenue Principale
                                                         Rouyn-Noranda, QC
                                                         J9X 4P2, CANADA

                                                         Tel. : (819) 797-2465
                                                         Telec. : (819) 797-0166

                                                          www.richmont-mines.com


--------------------------------------------------------------------------------


                                  NEWS RELEASE


                    RICHMONT MINES ANNOUNCES THE APPOINTMENT
                 OF A NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER


MONTREAL, December 6, 2002 - Mr. Jean-Guy Rivard, current President and Chief Executive Officer as well as Chairman, is pleased to announce the appointment of Mr. Louis Dionne to the position of President and Chief Executive Officer of Richmont Mines Inc. effective immediately. Mr. Rivard will continue on as Chairman.

Graduated as mining engineer, Mr. Dionne was employed for 17 years by Barrick Gold, where the positions he held include those of Vice President and Senior Vice President, Underground Operations, from 1988 to 2001. His vast experience and knowledge of the mining sector will be a great asset to Richmont Mines as it strives to attain its objective of becoming an intermediate gold producer by developing its existing projects and making strategic acquisitions in the years ahead.

With an annual production of 100,000 ounces of gold, the Company currently operates underground mines in Quebec and Newfoundland. Given its solid financial position, Richmont Mines is actively searching for other profitable gold projects.




Jean-Guy Rivard
Chairman


Page 1 of 1



DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

===============================